Mail Stop 3561

October 6, 2008

Mr. Rowland Day
Chief Executive Officer
Promotions on Wheels Holdings, Inc.
1 Hampshire Court
Newport Beach, California 92660

      Re: **Promotions on Wheels Holdings, Inc.**
             Form 10-KSB for the year ended December 31, 2007
             File No. 333-140378

Dear Mr. Day:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                Sincerely,

                Linda Cvrkel
                Branch Chief